Synovus Financial Corp. [LOGO];

September 20, 2005

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Synovus Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for Fiscal Quarters ended
March 31, 2005 and June 30, 2005
File No. 1-10312

Dear Mr. Nolan:

This letter is written in response to your comment letter dated September 7, 2005 with respect to Synovus Financial Corp.’s (Synovus) Annual Report on Form 10-K for the year ended December 31, 2004 and Synovus’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

Set forth below in the same order as it is set forth in your comment letter are our responses to questions included in your comment letter.

Form 10-K for the year ended December 31, 2004

Exhibit 99.1 – Financial Appendix to the Proxy Statement

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.

Please quantify for us the most significant components of the “other, net” adjustment to reconcile net income to net cash provided by operating activities for the year ended December 31, 2004 and the quarter ended March 31, 2005.

With respect to the year ended December 31, 2004 and the quarter ended March 31, 2005, the “other, net” adjustment to reconcile net income to net cash provided by operating activities is comprised primarily of changes in other asset and other liability accounts as follows:

(in thousands)	Quarter Ended 03/31/05	Year Ended 12/31/04
Loan charge-offs, net of recoveries	($11,034)	($41,248)
Exchange rate changes on cash balances held in foreign currencies	(2,197)	3,953
Ownership change at majority-owned subsidiary	(764)	5
Increase in prepaid and miscellaneous assets(i)	(25,764)	(36,700)
Increase (decrease) in other accrued liabilities(ii)	(48,495)	181,561
Increase in accrued salaries and employee benefits (iii)	-	36,000
Other-miscellaneous	1,898	(20,583)
Total – Other, net	($86,356)	$122,988

(i)

These changes include increases or decreases to prepaid assets, general accounts receivable, and other miscellaneous accounts. For the periods referenced, the balance resulted from a large number of individually insignificant items.

(ii)    These changes include increases or decreases to general accounts payable and other miscellaneous accounts. For the periods referenced, the balance resulted from a large number of individually insignificant items.

(iii)	For the quarter ended March 31, 2005, the change in accrued salaries and employee benefits was presented as a separate line item under cash flows from operating activities.

2.

We note your disclosure on page F-11 that TSYS maintains several different foreign operations whose functional currency is their local currency. Please quantify for us the effect of exchange rate changes on cash balances held in foreign currencies during the periods presented. Refer to paragraph 25 of SFAS 95.

We have reviewed paragraph 25 of SFAS 95 and will begin reporting the effect of exchange rate changes on cash balances held in foreign currencies as a separate line item on the statement of cash flows in future filings. The annual effect of exchange rate changes was included in the line item “Other, net” and is as follows:

(in thousands)	Quarter Ended 6/30/05	Quarter Ended 3/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Exchange rate changes on cash balances held in foreign currencies	$2,000	($2,197)	$3,953	$2,859	($9)

Note 1 – Summary of Significant Accounting Policies, page F-6

3.

Please tell us how you considered the guidance in SAB Topic 13A (f) in deciding to amortize contract acquisition costs using the straight line method. In your response, please describe the extent to which your amortization policies differ depending on the manner in which the associated contract revenues are recognized.

We have reviewed SAB Topic 13A(f) Nonrefundable Up-Front Fees that deals with fees received by a registrant upon entering into arrangements or on certain specified dates. For the amortization of direct acquisition costs capitalized, SAB Topic 13A(f) refers to the guidance in Technical Bulletin 90-1, paragraph 4, which states that the costs should be “deferred and charged to expense in proportion to the revenue recognized.”

TSYS’ transaction processing revenues are generated from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, credit cards embossed and mailed, and other processing services. TSYS revenues are recognized as the services are performed. TSYS revenues vary moderately from period to period based on volume activity of each client’s portfolio of accounts.

For most transaction processing contracts, TSYS converts new client accounts in a single conversion and amortizes contract acquisition costs related to those accounts on a straight-line basis. TSYS is not able to reliably predict each client’s future number of accounts beyond the initial accounts converted. The number of accounts initially converted for a client are assumed to exist over the term of the agreement and often form the basis for contractual payment minimums and volume discounts. In limited instances, some transaction processing contracts are converted in phases or on multiple conversion dates. To the extent that TSYS can estimate accounts on file related to future conversions, amortization expense is recorded in the same proportion. As a result, straight-line amortization of contract acquisition costs related to accounts that are converted to TSYS’ systems in phases, or upon multiple conversion dates, is adjusted based on the number of accounts converted relative to the estimated total number of initial accounts scheduled to be converted for the client during the amortization period. TSYS believes that the straight-line method best represents the pattern in which associated contract revenues are being recognized.

4.	Please tell us and revise Note 1 in future filings to disclose your revenue recognition policies for all types of significant non-interest income including:

•	Other transaction processing services revenue;
•	Service charges on deposit accounts;
•	Fiduciary and asset management fees;
•	Brokerage and investment banking revenue;
•	Mortgage banking income; and
•	Credit card fees.

Other transaction processing services revenue:

Synovus’ transaction processing services revenue is generated primarily through its majority-owned subsidiary, TSYS. As of December 31, 2004, TSYS had two main revenue streams: electronic payment processing and other fees. The revenue recognition policies for TSYS that will be disclosed in future filings are as follows:

TSYS’ electronic payment processing revenues are derived from long-term processing contracts with financial and non-financial institutions and are recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years in length.

TSYS recognizes revenues in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition.” SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

TSYS evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB’s Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

TSYS recognizes software license revenue in accordance with Statement of Position No. (SOP) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not fixed or determinable, the license revenue is recognized as payments become due.

TSYS’ other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with TSYS’ long-term processing contracts. Revenue is recognized on these other services as the services are performed either on a per unit or a fixed price basis. TSYS uses the percentage-of completion method of accounting for its fixed price contracts, and progress is measured by the percentage of costs incurred to date to estimated total costs for each arrangement. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined.

Service charges on deposit accounts:

Service charges on deposit accounts consist of non-sufficient funds fees, account analysis fees, and other service charges on deposits which consist primarily of monthly account fees. Non-sufficient funds fees are recognized at the time when the account overdraft occurs. Account analysis fees consist of fees charged to certain commercial demand deposit accounts based upon account activity (and reduced by a credit which is based upon cash levels in the account). These fees, as well as monthly account fees, are recorded under the accrual method of accounting.

Fiduciary and asset management fees:

Fiduciary and asset management fees are generally determined based upon market values of assets under management as of a specified date during the period. These fees are recorded under the accrual method of accounting.

Brokerage and investment banking revenue:

Brokerage revenue consists primarily of commission income, which represents the spread between buy and sell transactions processed, and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commission income is recorded on a settlement-date basis, which does not differ materially from trade-date basis. Brokerage revenue also includes portfolio management fees which represent monthly fees charged on a contractual basis to customers for the management of their investment portfolios and are recorded under the accrual method of accounting.

Investment banking revenue represents fees for services arising from securities offerings or placements in which Synovus acts as the agent. It also includes fees earned from providing advisory services. Revenue is recognized at the time the underwriting is completed and the revenue is reasonably determinable.

Mortgage banking income:

Mortgage banking income consists primarily of gains and losses from the sale of mortgage loans. Gains (losses) on the sale of mortgage loans are determined and recognized at the time the sale proceeds are received and represent the difference between net sales proceeds and the carrying value of the loans at the time of sale adjusted for recourse obligations, if any, retained by Synovus.

Credit card fees:

Credit card fees consist primarily of interchange and merchant fees earned, net of fees paid. Net fees are recognized into income as they are collected.

The above disclosures will be included in future filings. No other items of non-interest income are individually significant for any reported period. To the extent other items of revenue recognition become significant in the future, such disclosures will also be included in future filings.

5.	Please tell us the amount of costs incurred, estimated earnings and billings to date on uncompleted contracts accounted for using the percentage of completion method for all periods presented.

(in thousands)	Costs Incurred	Estimated Earnings	Billings to Date
For the quarter ended June 30, 2005	-	-	-
For the quarter ended March 31, 2005	-	-	-
For the year ended December 31, 2004	$25,631	$35,300	$17,727
For the year ended December 31, 2003	15,489	19,342	36,915
For the year ended December 31, 2002	-	-	-

Financial Review

Net Interest Margin, page F-46

6.

We note your disclosure on page F-46 that during the third quarter of 2004, you changed your methodology of accounting for loan origination fees and costs. Please clarify for us whether the $9.2 million decrease in general and administrative expenses represents the impact of this change in methodology solely for the fourth quarter of 2004 or for some other period. If the amount represents only the fourth quarter 2004 impact, please quantify for us the effect this change in methodology would have had upon your financial statements for all periods presented, including quarterly periods.

During the third quarter of 2004, Synovus reassessed the standard loan origination costs and classification methodology used in conjunction with its accounting for loan origination fees and costs. During this process, we determined that due to the continued increase in loan volumes and origination costs as well as our ongoing efforts to enhance financial reporting, it was appropriate to begin reporting loan origination fees net of loan origination costs. Synovus had previously recognized fee income over the life of its loans after recognizing a portion of fee income upon loan origination to offset origination costs. The new methodology was implemented prospectively during the fourth quarter of 2004. The $9.2 million decrease represents the income statement classification impact that the change in methodology had on general and administrative (G&A) expenses for the fourth quarter of 2004 only. The effect on G&A expenses for prior periods presented would have been as follows:

(amounts in millions)	2002	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
Decrease in G&A expenses	$33.8	$8.7	$9.2	$9.0	$8.6	$9.2	$10.3	$9.9	$2.4 (i)

(i)	The fourth quarter 2004 amount represents the decrease in G&A expenses for the period from October 1, 2004 through October 17, 2004, the effective date of the prospective change in methodology.

In making these changes, we reassessed our previous conclusions with regard to our accounting for loan origination fees and costs using quantitative and qualitative assessments, which indicated that the difference between the previous methodology and the new methodology was not material to Synovus’ financial position, results of operations, or cash flows. Based on this reassessment, we concluded that it was appropriate to reflect the methodology change on a prospective basis only. As this change had the effect of lowering net interest income as well as general and administrative expenses, we determined that it was also appropriate to disclose this change in the Management’s Discussion and Analysis section so investors and other users of the financial statements would be aware of the change and the resulting impact on Synovus’ net interest margin.

Transaction Processing Services, Page F-49

7.

We note your disclosure in the fifth paragraph on page F-51 that as a result of the new agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One and began accounting for the revised agreement in accordance with EITF 00-21 and other applicable guidance. Please describe for us the specific aspects of each contract which you evaluated in determining that a different basis of accounting was appropriate for the contracts.

On March 3, 2003, TSYS announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS was to provide processing services to Bank One’s credit card accounts for at least two years starting in 2004. Following the provision of processing service, TSYS was to license a modified version of its processing software to Bank One under a perpetual license with a six-year payment term. This agreement was superseded by the agreement with JPMorgan Chase & Co. (Chase) described below.

On January 14, 2004, Chase and Bank One announced an agreement to merge. On July 1, 2004, Bank One and Chase merged under the name of Chase. On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services (Bank One and Chase) and to upgrade its card-processing technology. The new agreement replaced the agreement TSYS and the former Bank One Corp. agreed to in March 2003 which is described in the paragraph above.

The guidance in the FASB’s EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 which required the new agreement to be evaluated under EITF 00-21. Based on guidance in category iii of paragraph 4 of EITF 00-21 and related footnote 4, the deliverables in the new agreement were within the scope of EITF 00-21 and were to be evaluated for separation based on the criteria of paragraph 9 of EITF 00-21. Due to the delivery of certain elements prior to the effective date of the new agreement, we determined that the new agreement met the paragraph 9 criteria for separation. The elements of the old agreement did not meet the criteria for separation (based on authoritative guidance in place at that time – pre-EITF 00-21).

Tandy Language

Synovus acknowledges that:

•	Synovus is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
•	Synovus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this information satisfactorily responds to your request. Should you have further questions or comments, please do not hesitate to contact me at (706) 649-2401.

Sincerely,

/s/Thomas J. Prescott

Thomas J. Prescott

Executive Vice President and Chief Financial Officer